Contact

www.linkedin.com/in/keely-
wachs-2a61984 (LinkedIn)

Top Skills

Corporate Social Responsibility
Crisis Communications
Strategic Communications

Languages

English (Native or Bilingual)
Spanish (Professional Working)
Portuguese (Elementary)

Keely Wachs

Entrepreneur; Communications and Marketing Executive
Oakland, California, United States

Summary

Communications, corporate affairs and sustainability executive with a
track record of building disruptive mission-driven brands. Passionate
about leading global teams to develop and execute creative and
strategic marketing, communications sustainability and social impact
efforts.

Passionate dad, husband, surfer and soccer player.

Experience

ProducePay
Senior Vice President Marketing
May 2022 - Present (8 months)

Goal Five
7 years 4 months

Co-Founder & Board Member
June 2018 - Present (4 years 7 months)
San Francisco Bay Area

Co-Founder and CEO
September 2015 - June 2018 (2 years 10 months)
San Francisco Bay Area

Originated idea, led and built team running a disruptive soccer apparel brand
for women. Lead first investment round and now serve as Board Chair and
Advisor.

Full Harvest
Head Of Marketing
2020 - January 2021 (1 year)
San Francisco Bay Area

Zume Inc.
VP, Marketing, Communications and Impact

2019 - 2020 (1 year)
San Francisco Bay Area

Oversaw marketing, communications and sustainability at technology company using data to address waste in the food system.

Clif Bar & Company
Director, Corporate Affairs
2013 - 2019 (6 years)

Built and lead a team responsible for Clif Bar & Company's global corporate communications and public affairs efforts, including PR, storytelling, company social and digital media, content management, issues and crisis management, government relations and executive and internal communications.

BrightSource Energy, Inc.
Vice President, Marketing and Communications
2008 - 2013 (5 years)

Served as the marketing and communications lead for solar technology company, reporting to the CEO. Oversaw global PR, and external and internal communications. Oversaw CSR efforts. Led the company's communications efforts during IPO process and construction of Ivanpah, a $2.2B solar power plant.

Pacific Gas and Electric Company
Media Director and Environmental Communications
2006 - 2008 (2 years)
San Francisco Bay Area

Led media relations for Northern California's largest utility, overseeing a team of 22 field and corporate media reps.

Blanc and Otus, A Hill and Knowlton Company
Cleantech Practice Lead/Technology Account Supervisor
2004 - 2006 (2 years)

Developed clean-tech PR agency sub-practice focused on alternative energy technology. Managed PR client accounts for leading B2B and B2C technology companies, including Agile Software, Hyperion Software, FilmLoop, Hitachi Data Systems and Dreamworks Animation Studios.

Intel
Latin American Customer Business Analyst
1999 - 2001 (2 years)

Education

University of California, Berkeley

B.A., Latin American Studies

UC San Diego School of Global Policy and Strategy

MA, International Economics and Environmental Policy

Pontificia Universidad Cat��lica de Chile

International Studies